                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549
       ------
       FORM 3                          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
       ------
            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person   2. Date of Event Re-  4. Issuer Name and Ticker or Trading Symbol
                                             quiring Statement
                                             (Month/Day/Year)
onlinetradinginc.com corp.                       01/19/00       Omega Research, Inc. - ("OMGA")
------------------------------------------------------------------------------------------------------------------------------------
(Last)        (First)        (Middle)     3. IRS or Social      5. Relationship of Reporting Person(s)      6. If Amendment, Date of
                                          Security Number of        to Issuer (Check all applicable)           Original (Month/Day/
2700 N. Military Trail, Suite 200         Reporting Person                                                     Year)
----------------------------------------- (Voluntary)                                                       ------------------------
              (Street)                                             Director                X 10% Owner      7. Individual or Joint/
                                                                ---                       ---                  Group Filing (Check
                                                                   Officer (give           X Other (specify    Applicable Line)
                                                                ---         title below)  ---       below)   X Form filed by One
Boca Raton         FL             33431                                                                     ---   Reporting Person
-----------------------------------------                       Holder of stock option to purchase             Form filed by More
  (City)         (State)          (Zip)                         more than 10% ownership of Issuer (1)       ---   than One Reporting
                                                                                                                  Person
------------------------------------------------------------------------------------------------------------------------------------
                                       TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------ ------------------------------------- --------------------- -----------------------
1. Title of Security                             2. Amount of Securities               3. Ownership          4. Nature of Indirect
   (Instr. 4)                                       Beneficially Owned                    Form: Direct          Beneficial Ownership
                                                    (Instr. 4)                            (D) or Indirect       (Instr. 5)
                                                                                          (I) (Instr. 5)
------------------------------------------------ ------------------------------------- --------------------- -----------------------

------------------------------------------------ ------------------------------------- --------------------- -----------------------

------------------------------------------------ ------------------------------------- --------------------- -----------------------

------------------------------------------------ ------------------------------------- --------------------- -----------------------

------------------------------------------------ ------------------------------------- --------------------- -----------------------

------------------------------------------------ ------------------------------------- --------------------- -----------------------

------------------------------------------------ ------------------------------------- --------------------- -----------------------

------------------------------------------------ ------------------------------------- --------------------- -----------------------

------------------------------------------------ ------------------------------------- --------------------- -----------------------

------------------------------------------------ ------------------------------------- --------------------- -----------------------

------------------------------------------------ ------------------------------------- --------------------- -----------------------

------------------------------------------------ ------------------------------------- --------------------- -----------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)



FORM 3 (CONTINUED)
                  TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security   2. Date Exer-          3. Title and Amount of Securities   4. Conver-   5. Owner-    6. Nature of
   (Instr. 4)                        cisable and            Underlying Derivative Security      sion or      ship         Indirect
                                     Expiration             (Instr. 4)                          Exercise     Form of      Beneficial
                                     Date                                                       Price of     Deriv-       Ownership
                                     (Month/Day/Year)                                           Deri-        ative        (Instr. 5)
                                  -----------------------------------------------------------   vative       Security:
                                  Date      Expira-                                 Amount      Security     Direct
                                  Exer-     tion                    Title           or                       (D) or
                                  cisable   Date                                    Number                   Indirect
                                                                                    of                       (I)
                                                                                    Shares                   (Instr. 5)
--------------------------------- --------- ------------- ------------------------- --------- ------------ ------------ ------------
Stock Option (Right to buy)         (1)       (2)                Common Stock       4,892,573    $6.4422        D
--------------------------------- --------- ------------- ------------------------- --------- ------------ ------------ ------------

--------------------------------- --------- ------------- ------------------------- --------- ------------ ------------ ------------

--------------------------------- --------- ------------- ------------------------- --------- ------------ ------------ ------------

--------------------------------- --------- ------------- ------------------------- --------- ------------ ------------ ------------

--------------------------------- --------- ------------- ------------------------- --------- ------------ ------------ ------------

--------------------------------- --------- ------------- ------------------------- --------- ------------ ------------ ------------

--------------------------------- --------- ------------- ------------------------- --------- ------------ ------------ ------------

--------------------------------- --------- ------------- ------------------------- --------- ------------ ------------ ------------

--------------------------------- --------- ------------- ------------------------- --------- ------------ ------------ ------------

Explanation of Responses:

(1) Pursuant to the terms of that certain Omega Stock Option Agreement (the "Stock Option Agreement") dated January 19, 2000 between the reporting person and the Issuer and subject to certain conditions, the stock option may be exercised in whole or in part prior to its termination by the reporting person after the occurrence of (i) a fraud or willful or intentional breach or failure to perform by the Issuer under that certain Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated January 19,
2000 among the Issuer, the reporting person and others, resulting in a termination of the Merger Agreement or (ii) a Takeover
Proposal or Trigger Event (as such terms are defined in the Merger Agreement) occurring with respect to the Issuer combined with termination of the Merger Agreement by the Issuer. As of the date hereof, the reporting person disclaims any beneficial ownership of the shares of the Issuer's common stock which are purchasable by the reporting person upon the exercise of the stock option, as the stock option is exercisable only in the limited circumstances set forth in the Omega Stock Option Agreement, none of which has occurred as of the date hereof.

(2) The stock option expires upon the earlier of the Effective Time (as defined in the Merger Agreement), the termination of the
Merger Agreement (other than a termination triggering the reporting person's right to exercise the stock option) or 180 days following the termination of the Merger Agreement triggering the reporting person's right to exercise the stock option.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

                                                                                onlinetradinginc.com corp,

                                                                                /s/ E. Steven zum Tobel             January 28, 2000
                                                                                ------------------------------      ----------------
                                                                                Name: E. Steven zum Tobel                 Date
                                                                                Title: President

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient, see Instruction 6 for procedures.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
